Exhibit 99.1

Tiziana Life Sciences Expands Phase 2 Clinical Trial for Non-Active
Secondary Progressive Multiple Sclerosis to Additional Prestigious U.S. Medical Centers

NEW YORK, December 4, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced the expansion of its Phase 2 clinical trial evaluating intranasal foralumab for non-active secondary progressive multiple sclerosis (SPMS). The trial sites include esteemed institutions across the Northeast of the United States.

Additional trial sites include:

●	Yale University

●	Johns Hopkins University

●	Cornell University

●	University at Buffalo (SUNY)

●	University of Massachusetts (UMass)

●	Thomas Jefferson University

These universities represent leaders in medical research and neurology, with a history of pioneering studies in multiple sclerosis. Their inclusion enhances the trial's reach and brings together top-tier expertise with innovative facilities to evaluate Tiziana’s promising approach to addressing SPMS. The rationale in selecting sites in the Northeast is to have all trial participants receive their PET scans at a single imaging site at Invicro, located at New Haven, Connecticut to minimize the variability of the PET scans.

Non-active SPMS remains a significant unmet need within the multiple sclerosis community, with no FDA approved therapeutic options available. Tiziana's intranasal foralumab offers a unique approach, targeting inflammation and modulating the immune system without systemic immune suppression.

“We are honored to collaborate with these prestigious institutions as we further expand our clinical trial,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “This milestone demonstrates our dedication to advancing innovative treatments for patients living with SPMS and underscores the potential of our platform to address complex neurodegenerative diseases.”

The Phase 2 trial aims to generate robust, high-quality data to support Tiziana’s regulatory strategy. For further information on the trial, including enrollment criteria and site details, visit https://clinicaltrials.gov/study/NCT06292923.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

Intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923). At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120